Exhibit 8

List of Subsidiaries

LIST OF SUBSIDIARIES
	Company Name	Jurisdiction of Incorporation
1.	Lumenis Holdings Inc.	Delaware
2.	Lumenis Inc.	Massachusetts
3.	Lumenis (Mexico) SA de CV	Mexico
4.	Lumenis do Brasil Produtos Medicos Ltda.	Brazil
5.	Lumenis Holdings (Holland) BV	Netherlands
6.	Lumenis (UK) Limited	England and Wales
7.	Lumenis (Germany) GmbH	Germany
8.	Lumenis (France) SARL	France
9.	Lumenis (Italy) SRL	Italy
10.	Lumenis (HK) Ltd.	Hong Kong
11.	Lumenis (Asia Pacific) Ltd.	Hong Kong
12.	Lumenis Japan Co. Ltd.	Japan
13.	Wuhan Sharplan Chutian Medical Laser Manufacturing Ltd.	China
14.	Ke Yi Ren Medical Laser Equipment Trading (Beijing) Co. Ltd. (also known as Lumenis Medical Laser Equipment Trading (Beijing) Co. Ltd.)	China
15.	Lumenis India Private Ltd.	India

All active subsidiaries of the Registrant carry on business under the name of “Lumenis”.